Daniel D. Conroy

Associate

+1.215.963.4602

daniel.conroy@morganlewis.com

July 7, 2025

FILED AS EDGAR CORRESPONDENCE

Karen L. Rossotto, Esq.

Shandy Pumphrey

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 033-192858 and 811-22920)

Dear Mses. Rossotto and Pumphrey,

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 374, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 378, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG US Equity ETF (the “Fund”), a series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by GQG Partners LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Principal Investment Strategies

1.	Comment. With reference to the first sentence of the second paragraph, please specify any additional types of equity securities in which the Fund may principally invest.

1

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

Response. The Fund has revised the principal investment strategy disclosure to clarify that the Fund may also principally invest in preferred stocks and warrants, and has included related principal risk factors titled “Preferred Stock Risk” and “Warrants Risk.”

2.	Comment. The Staff notes that the Fund may consider a company to be a U.S. company if “the Adviser otherwise believes that the company’s assets are exposed to the economic fortunes and risks of the U.S. (because, for example, the Adviser believes that the company’s growth is dependent on the U.S.).” The Staff believes this criterion is broad and could encompass companies not traditionally considered to be U.S. companies. Accordingly, please revise these criteria to more narrowly reflect that the company must have an economic tie to the U.S.

Response. The Trust respectfully advises the Staff that it previously received a related comment from the Staff regarding similar language on November 29, 2016, in connection with the GQG Partners Emerging Markets Equity Fund’s definition of “emerging market country.” In response to that comment, in a letter dated December 23, 2016, the Trust (i) confirmed to the Staff that it would “clarify the circumstances in which the Adviser may believe that the assets of a company that does not meet any of the Fund’s other criteria for being considered to be an emerging market company are exposed to the economic fortunes and risks of emerging market countries”; and (ii) made the change below to prong (v) of the definition of “emerging market country” that was included in the GQG Partners Emerging Markets Equity Fund’s prospectus.

“The Fund considers a company to be an emerging market company if: (i) at least 50% of the company's assets are located in emerging market countries; (ii) at least 50% of the company's revenue is generated in emerging market countries; (iii) the company is organized, conducts its principal operations, or maintains its principal place of business or principal manufacturing facilities in an emerging market country; (iv) the company's securities are traded principally in an emerging market country; or (v) the Adviser otherwise believes that the company's assets are exposed to the economic fortunes and risks of emerging market countries (because, for example, the Adviser believes that the company's growth is dependent on emerging market countries).”

This same definition, including the language added to prong (v) above, was later used in connection with the GQG Partners Global Quality Equity Fund’s definition of “non-U.S. company” in its initial prospectus, and the Trust received and responded to a similar comment from the Staff regarding this language in a letter dated March 22, 2019. Additionally, similar language was also used for the GQG Partners US Quality Value Fund’s definition of “U.S. company” in its initial prospectus, and again the Trust received and responded to a similar comment from the Staff regarding this language in a letter dated June 30, 2021. The Trust respectfully notes that the definition of “U.S. company” used in the Amendment is identical to the one included in the aforesaid 2021 filing. In addition, the GQG Partners US Select Quality Equity Fund, a separate series of the Trust which operates as a mutual fund and pursues substantially the same investment strategy as the Fund, includes the same definition of “U.S. company” in its prospectus.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

In light of the history of the other GQG funds’ use of this language and the clarification to prong (v) that was made previously in response to Staff comments, the Trust respectfully believes that the inclusion of prong (v) in the definition of “U.S. company” for the Fund is reasonable and respectfully declines to make the requested change.

Further, with respect to the hypothetical provided in the Comment, the Trust notes that the adopting release to Rule 35d-1 provides that “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Adviser is both permitted and required to adhere to this reasonableness standard. For this reason as well, the Trust believes that the inclusion of prong (v) in the definition of “U.S. company” for the Fund is reasonable and respectfully declines to make the requested change.

3.	Comment. With reference to the fourth paragraph, please disclose the initial universe of securities from which the Adviser is screening.

Response. The Trust has respectfully declined to make the requested change. As the Fund primarily invests in U.S. equity securities, the Trust believes that further defining the initial investment universe would not provide meaningful additional value to investors. The current principal investment strategy disclosure and related risk disclosures already disclose that the Fund may invest in U.S. companies of any market capitalization and across all sectors and industries, which the Adviser believes sufficiently conveys the scope of the Fund’s investable universe.

4.	Comment. With reference to the fifth sentence of the fourth paragraph, please clarify how the Adviser determines whether companies are considered “reasonably priced.” If this determination is made on a relative basis, please disclose the basis of comparison.

Response. The Trust has revised the disclosure to clarify that the Adviser evaluates its “reasonably priced” determinations on a relative basis, comparing a company to its peers, comparable businesses, or its own historical performance. The Trust believes this disclosure, as revised and in the context of the detail provided elsewhere in this section of the prospectus, is consistent with Items 4(a) and 9(b)(2) of Form N-1A in explaining in general terms the Adviser’s method for selecting the Fund’s securities. The Trust also notes that this disclosure, as revised, is generally consistent with the detail and explanation used by many other third-party registered investment companies it surveyed which include similar “reasonably priced” language in their prospectuses. In particular, the Trust notes that these other investment companies generally do not provide specific criteria used.

5.	Comment. With reference to the sixth sentence of the fourth paragraph, please disclose how the Adviser seeks to limit downside risk.

Response. The requested change has been made.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

6.	Comment. With reference to the first sentence of the fifth paragraph, please specify the benchmark or context against which “above-average rates” are measured. Please also disclose the period of growth the Adviser considers when determining this metric.

Response. The requested changes have been made.

7.	Comment. With reference to the first sentence of the fifth paragraph, please also disclose the Adviser’s criteria for “quality.”

Response. The Trust acknowledges the Staff’s comment but respectfully believes the current disclosure appropriately describes the Adviser’s criteria for “quality.” Specifically, the fourth paragraph of the Principal Investment Strategies section provides specific examples of “quality factors” that the Adviser considers when evaluating companies, including rates of return on equity and total capital, margin stability and profitability. In addition, this paragraph also specifies that the Adviser seeks to buy companies that it believes are reasonably priced and have strong fundamental business characteristics and sustainable and durable earnings growth relative to peers, comparable businesses, or its own history. The Adviser believes these criteria sufficiently describe its approach to evaluating quality, and therefore, no additional disclosure changes have been made.

8.	Comment. The Staff notes that the Fund is non-diversified under the 1940 Act. Accordingly, please disclose the number of securities the Fund anticipates investing in.

Response. Item 4(b)(1)(iv) of Form N-1A provides the disclosure requirements for non-diversified funds, as follows:

“If applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.”

The Prospectus currently discloses that the Fund is non-diversified, that the Fund therefore may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund, and includes “Non-Diversification Risk” disclosure. The Fund respectfully believes that the current disclosure satisfies the requirements of Form N-1A with respect to non-diversified funds and, accordingly, respectfully declines to make the requested change.

Principal Risks

9.	Comment. With reference to “ETF Risks,” please revise the disclosure under the “Not Individually Redeemable” heading to clarify that only authorized participants may redeem Fund shares in creation units.

Response. The requested change has been made.

10.	Comment. With reference to “Sector and Industry Focus Risk,” if the Fund is expected to focus on a particular sector, please disclose the anticipated sector and provide a description of the associated risks.

Response. The Adviser confirms that the Fund is not expected to focus on any particular sector. Accordingly, no changes have been made in response to this Comment.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

11.	Comment. With reference to “Foreign Company Risk,” please clarify the meaning of “P-Notes.”

Response. The Fund does not intend to invest principally in participatory notes (“P-Notes”) and has therefore removed all references to P-Notes from the principal risk disclosures.

12.	Comment. With reference to “Seed Investor Risk,” please confirm supplementally that the Fund is not reimbursing any payments made by the Adviser or its affiliates to the seed investors.

Response. The Adviser confirms that the Fund will not reimburse any payments made by the Adviser or its affiliates to the seed investors.

Performance Section

13.	Comment. Please revise the first sentence of the second paragraph to clarify that the Fund’s investment guidelines are equivalent to those of the Predecessor Fund in all material respects, consistent with the language used in the no-action letter issued to MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) (the “MassMutual Letter”).

Response. The requested change has been made.

14.	Comment. Please supplementally confirm that the Adviser of the Predecessor Fund was responsible for managing the Predecessor Fund throughout the entire performance period presented in the Prospectus.

Response. The Adviser confirms that it was responsible for managing the Predecessor Fund throughout the entire performance period presented in the Prospectus.

15.	Comment. Please disclose the date on which the Predecessor Fund’s assets transferred to the Fund.

Response. The requested change has been made.

16.	Comment. Please supplementally confirm the following with respect to the Predecessor Fund:

(i). Please describe the background of the Predecessor Fund, including when and why the Predecessor Fund was created.

Response. The Adviser formed the Predecessor Fund in 2019 as part of its broader initiative to offer the U.S. equity strategy in a variety of investment vehicles (i.e., mutual fund, collective investment trust, private fund) to appeal to different investor needs. The Predecessor Fund was not created solely for purposes of establishing a track record.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

(ii). Please discuss whether: (a) the Adviser managed any other accounts that were materially equivalent to the Predecessor Fund; and (b) any such other accounts were converted to a registered investment company under the 1940 Act, and if not, please explain why. Please also explain why the Predecessor Fund was chosen to be registered, and if any other materially equivalent accounts had lower performance as compared to the Predecessor Fund.

Response. (a). The Adviser manages other accounts that are materially equivalent to the Predecessor Fund. Such other accounts generally are: separately managed accounts, the owners of which are not inclined to become shareholders of a pooled investment vehicle; unaffiliated third-party funds that the Adviser manages in a sub-advisory capacity only; collective investment trusts formed to be investment options in retirements plans; and pooled vehicles formed under the laws of a jurisdiction other than the United States designed for investment by non-U.S. investors. The Adviser also manages the GQG Partners US Select Quality Equity Fund, a registered mutual fund that is also a series of the Trust (the “GQG Mutual Fund”), using substantially the same investment strategy as the Fund.

(b). The Adviser has not chosen to convert any of these other accounts to a registered investment company because converting them to a registered fund form would not serve a business purpose for the Adviser, the client or the sponsor of the third-party fund and might have been a more expensive option for the underlying investors, including in applicable retirement plans. As for the GQG Mutual Fund, the Adviser concluded that (1) it would like to offer investors both a U.S. mutual fund and a U.S. exchange-traded fund (“ETF”) using its U.S. equity strategy and (2) in any event, the GQG Mutual Fund has a meaningful component of shareholders and intermediaries that would not likely view conversion to an ETF structure favorably. In contrast, the Adviser believes the Predecessor Fund has an investor base that would have an interest in and be well served by a conversion to an ETF structure because of increased liquidity and that the resulting Fund would have a strong chance of success in the market.

Regarding the performance record of such other accounts, the Adviser manages all accounts in this strategy in a similar way. The Adviser confirms that the Predecessor Fund’s prior performance does not differ materially from the performance of such other accounts. As a result, relative performance among accounts the Adviser manages was not a factor in developing the plan to convert the Predecessor Fund into a registered exchange-traded fund.

(iii). Please confirm if the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code, as amended (the “Code”).

Response. The Adviser believes that the Predecessor Fund could have complied with the requirements of Subchapter M of the Code.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

(iv). (a). Please discuss whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed on March 31, 2025 (the “Relevant Period”) and whether such changes were made in anticipation of the Predecessor Fund’s conversion to a registered investment company. (b) Please discuss whether there was any variation in the level of assets of the Predecessor Fund (e.g., redemptions, transfer of assets to another person or fund, or cash infusions) during the Relevant Period. (c) If any investors in the Predecessor Fund redeemed out of the Predecessor Fund during the Relevant Period, please discuss whether any such investors were able to invest in an account or fund with investment strategies substantially similar to those of the Predecessor Fund.

Response. (a). The Adviser confirms that there was no change in the Predecessor Fund’s investment strategy during the Relevant Period. (b). The Adviser confirms that the Predecessor Fund experienced investor contributions and withdrawals in the ordinary course of its operations during the Relevant Period and that the level of such contributions and withdrawals was not unusual relative to the Adviser’s expectations, and there have been no unusual variations in the level of assets of the Predecessor Fund within that same time period.

(c). The Adviser confirms that no investor that redeemed out of the Predecessor Fund during the Relevant Period invested the proceeds of its redemption in an account or fund managed by the Adviser with investment strategies substantially similar to those of the Predecessor Fund. To the best of its knowledge, the Adviser confirms that it does not know whether any such investor invested in a substantially similar account or fund managed by another manager. However, in connection with the decision to convert the Predecessor Fund into the Fund, there were some investors in the Predecessor Fund that expressed an interest in remaining in a private fund structure. Accordingly, the Adviser has formed a second private fund with identical investment strategies as the Predecessor Fund into which these investors will be transferred in mid-June 2025, prior to the date of the conversion of the Predecessor Fund into the Fund.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

More Information about the Fund’s Investment Objective and Strategies

17.	Comment. If shareholders will be provided notice of a change in the Fund’s objective, please disclose this.

Response. The Fund does not currently have a policy requiring shareholder notice of a change in its investment objective. Nevertheless, the Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

Investment Adviser

18.	Comment. The Staff notes that the disclosure states that “[a] discussion regarding the basis for the Board’s approval of the Fund’s’ investment advisory agreement will be available in the Fund’s’ first shareholder report after the Fund’s commencement of operations.” Please provide the period of the report in accordance with Item 10(a)(1)(iii) of Form N-1A.

Response. The requested change has been made.

STAFF ACCOUNTING COMMENTS

19.	Comment. Please add a footnote to the Average Annual Total Return table describing the S&P 500 Index.

Response. The Trust has considered the Staff’s comment and notes that a description of the benchmark used to measure performance is not required by Form N-1A. Accordingly, the Trust believes that no additional description of the S&P 500 Index is necessary or required. The Trust further notes that other mutual funds managed by the Adviser, which are also series of the Trust, do not include similar benchmark disclosures and believes it is appropriate to maintain consistency across the funds.

20.	Comment. With reference to the last paragraph under the “Investment Adviser” section, please revise the language to state that the basis for the board’s approval of the advisory agreement is available in the Fund’s report filed on Form N-CSR.

Response. The requested change has been made.

21.	Comment. The Fund’s SAI discloses that the Fund may invest in shares of other investment companies. Please confirm supplementally that no acquired fund fees and expenses (“AFFE”) are expected for the Fund’s first fiscal year. Otherwise, please include a separate line item for AFFE in the annual fund operating expenses table in accordance with Form N-1A.

Response. There are not expected to be any acquired fund fees and expenses for the Fund for its first fiscal period, as contemplated by Form N-1A. Accordingly, no changes have been made in response to this Comment.

Karen L. Rossotto

Shandy Pumphrey

July 7, 2025

22.	Comment. Please confirm that audited financial statements will be included in a pre-effective amendment. Please note that Article 6-11 requires audited financial statements of the company acquired or to be acquired to be prepared in accordance with US GAAP, and an audited schedule of investments to be prepared in accordance with Article 12 of Reg-SX. Please also include auditor consent.

Response. The Adviser confirms that the Predecessor Fund’s audited financial statements and the auditor consent will be included in the Fund’s final registration statement. The Adviser further confirms that the audited financial statements will be prepared in accordance with US GAAP and an audited schedule of investments will be prepared in accordance with Article 12 of Regulation-SX.

SUBSEQUENT STAFF ACCOUNTING COMMENTS

23.	Comment. Please revise the disclosures in the Prospectus and SAI regarding the list of expenses excluded from the Fund’s expense limitation agreement so that they are consistent with one another.

Response. The requested changes have been made.

24.	Comment. The Staff notes that the Predecessor Fund’s audited financial statements indicate that the Adviser is entitled to future recoupment of certain eligible expense reimbursement payments made in connection with the Predecessor Fund. Please include corresponding disclosure in the Prospectus and SAI to the extent the Adviser may receive such payments from the Fund following the Reorganization.

Response. The requested changes have been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4602.

Very truly yours,

/s/ Daniel D. Conroy
Daniel D. Conroy